Filed pursuant to Rule 424(b)(3)
Registration No. 333-230888

PROSPECTUS SUPPLEMENT No. 11
(to Prospectus dated April 19, 2019)

PARKERVISION, INC.

12,800,000 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 19, 2019, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 12,800,000 shares of our common stock, par value $0.01 per share (“Common Stock”), consisting of (i) up to 7,800,000 shares of Common Stock issuable upon conversion of, and for the payment of interest from time to time at our option for, convertible promissory notes and (ii) 5,000,000 shares of Common Stock issuable upon the exercise of a five-year warrant.

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the warrant is exercised for cash, we will receive up to an aggregate of $800,000 in gross proceeds. We expect to use proceeds received from the exercise of the warrant, if any, to fund our patent enforcement actions and for other working capital and general corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2020 and March 5, 2020 (together, the “8-Ks”). Accordingly, we have attached the 8-Ks to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

 Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 6, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2020

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7915 Baymeadows Way, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 9, 2020, the Board of Directors (“Board”) approved equity awards under the Company’s 2019 Long Term Incentive Plan (the “2019 Plan”) to executives as consideration for the executives’ voluntary reduction in base salaries since July 2018. The grants were made to the following individuals in the following amounts: Restricted stock units (“RSUs”) for 300,000 shares of the Company’s common stock (“Shares”) to Jeffrey Parker, the Company’s Chief Executive Officer, RSUs for 150,000 Shares to each of David Sorrells and Gregory Rawlins, the Company’s Chief Technical Officers, and an option to purchase 150,000 Shares at an exercise price of $0.31 per share to Cynthia Poehlman, the Company’s Chief Financial Officer. Fifty percent (50%) of the RSUs vest on May 9, 2020 and the remaining RSUs vest in four equal quarterly installments commencing August 9, 2020. The options vest 50% upon grant with the remainder vesting in four equal quarterly installments commencing May 10, 2020.

In addition, the Board approved equity awards to independent directors under the 2019 Plan for the directors’ continued waiver of any cash fees for board or committee service. The grants were made to the following directors in the following amounts: RSUs for 150,000 Shares to Frank Newman, an option for the purchase of 150,000 Shares at an exercise price of $0.31 per share to each of Robert Sterne and Paul Rosenbaum. The non-employee director awards all vest 50% upon grant with the remaining portion vesting in four equal quarterly installments commencing May 9, 2020. The Board also awarded an immediately vested option to purchase 100,000 Shares at an exercise price of $0.31 per share under the Company’s 2011 Long Term Incentive Equity Plan to Robert Sterne in exchange for Mr. Sterne’s waiver of approximately $100,000 in accrued and unpaid fees for board and committee service from 2016 to 2018. Each of the options awarded expire on February 9, 2027.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2020
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2020

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9446 Philips Highway, Suite 5A, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.Entry into a Material Definitive Agreement.

Warrant Agreement Amendment

On February 28, 2020, the Company entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with Aspire Capital Fund, LLC (“Aspire”), with respect to warrants issued in July and September 2018 that are exercisable, collectively, into 5,000,000 shares of the Company’s common stock (the “Existing Warrants”). The Warrant Amendment Agreement provides for a reduction in the exercise price for the Existing Warrants from $0.74 to $0.35 per share and the issuance of a new warrant for the purchase of 5,000,000 shares of the Company’s common stock at an exercise price of $0.74 per share (the “New Warrants”).

The Warrant Amendment Agreement also adds a call provision to the Existing Warrants whereby the Company may, after December 31, 2020, call for cancellation of all or any portion of the Existing Warrants for which an exercise notice has not yet been received, in exchange for consideration equal to $0.001 per warrant share and subject to certain conditions, including the continued existence of an effective registration statement for the underlying warrant shares and the availability of sufficient authorized shares to allow for the exercise of the Existing Warrants. All other terms of the Existing Warrants remain unchanged, including the original expiration dates of July and September 2023. In connection with the Warrant Amendment Agreement, Aspire exercised a portion of the Existing Warrants for net proceeds to the Company of approximately $0.5 million.

The New Warrants expire five years after issuance and have substantially similar other terms to the Existing Warrants, except for exercise price. The Existing Warrants and New Warrants, collectively, the “Warrants” are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common stock and also upon any distributions of assets to the Company’s stockholders. The New Warrants contain provisions that prohibit exercise if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Company’s common stock outstanding immediately after giving effect to such exercise. The holder of the New Warrants may increase (up to 19.99%) or decrease this percentage by providing at least 61 days’ prior notice to the Company. In the event of certain corporate transactions, the holder of the Warrants will be entitled to receive, upon exercise of such Warrants, the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such transaction. The Warrants do not contain voting rights or any of the other rights or privileges as a holder of the Company’s common stock.

The Company has agreed to file a registration statement as permissible and necessary to register under the Securities Act of 1933, as amended, the resale by Aspire of the shares of the Company’s common stock and the shares of the Company’s common stock underlying the New Warrants. The shares underlying the Existing Warrants are currently registered pursuant to a registration statement on Form S-1 (File No. 333-226738).

The foregoing description of the terms and conditions of the Warrant Amendment Agreement, the Existing Warrants and the New Warrants are not complete and are qualified in their entirety by the full text of the Warrant Amendment Agreement and form of warrant, which are filed herewith as Exhibits 10.1 and 4.1, respectively, and incorporated into this Item 1.01 by reference.

Private Placement of Common Stock

On March 5, 2020,the Company entered into subscription agreement s (the “Subscription Agreement”) providing for the sale of an aggregate of 1,714,286 shares (“Shares”) of the Company’s common stock, par value $0.01 per share, at a price of $0.35 per share, to accredited investors.  The Subscription Agreement contains customary representations and warranties of the purchaser. The $600,000 in proceeds from the sale of the Shares will be used to fund the Company’s operations.

The Company also entered into registration rights agreement (the “PIPE Registration Rights Agreement”) with the investors pursuant to which the Company will register the Shares. The Company has committed to file the registration statement by the 60th calendar day following the closing date and to cause the registration statement to become effective by the 120th calendar day following the closing date. The PIPE Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Shares were offered and sold to accredited investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement and the PIPE Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.2 through 10.3 hereto and are incorporated herein by reference.

Repayment of Promissory Note

On February 28, 2020, the Company issued an aggregate of 1,526,426 unregistered shares of the Company’s Common Stock (“Repayment Shares”) as an in-kind payment of approximately $237,000 in outstanding principal and accrued interest on a May 15, 2019 promissory note with the Thomas Staz Revocable Trust.

Item 3.02.Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 regarding the shares underlying the New Warrants, the shares subject to the Subscription Agreement and the Repayment Shares are incorporated herein by reference to the extent required.

Item 9.01.Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description
4.1	Warrant Agreement dated February 28, 2020
10.1	Warrant Amendment Agreement between ParkerVision and Aspire Capital Fund, LLC dated February 28, 2020
10.2	Form of Securities Purchase Agreement between ParkerVision and accredited investor dated March 5, 2020
10.3	Form of Registration Rights Agreement between ParkerVision and accredited investor dated March 5, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 5, 2020
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer